VOYA ARCHITECT® NY VARIABLE ANNUITY
VOYA EMPIRE INNOVATIONS VARIABLE ANNUITY
VOYA EMPIRE TRADITIONS VARIABLE ANNUITY

DEFERRED VARIABLE ANNUITY CONTRACTS
issued by
ReliaStar Life Insurance Company of New York
and its
Separate Account NY-B of ReliaStar Life Insurance Company of New York

Supplement Dated January 28, 2020

This supplement updates certain information contained in your current product prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Euro STOXX 50® Index, Voya FTSE 100 Index®, Voya Hang Seng Index and Voya Japan TOPIX Index® Portfolios.*

On January 24, 2020, the Board of Directors of the Voya Euro STOXX 50® Index, Voya FTSE 100 Index®, Voya Hang Seng Index and Voya Japan TOPIX Index® Portfolios (individually, a "Portfolio" and collectively, the "Portfolios") voted to liquidate and terminate the Portfolios. The liquidations are expected to take place on or about April 24, 2020 (the "Liquidation Date").

Voluntary Transfers Before the Liquidation Date. Any time prior to the Liquidation Date you may voluntary transfer amounts allocated to a subaccount that invests in a Portfolio to any other available subaccount or any available fixed account. There will be no charge for any such transfer, and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066. **See the TRANSFERS AMONG YOUR INVESTMENTS (EXCESSIVE TRADING POLICY) section of your contract prospectus for information about making subaccount transfers, including applicable restrictions and limits on transfers.**

Automatic Reallocation Upon Liquidation. On the Liquidation Date and after our receipt of the proceeds from the liquidation of each Portfolio, amounts allocated to a subaccount that invested in a Portfolio will be automatically reallocated to the subaccount that invests in Class S shares of the Voya Government Liquid Assets Portfolio. There will be no charge for this automatic reallocation, and this automatic reallocation will not count as a transfer when imposing any applicable restriction or limit on transfers. Furthermore, you will not incur any tax liability because of this automatic reallocation, and your Contract Value immediately before the reallocation will equal your Contract Value immediately after the reallocation.

Information about the Voya Government Liquid Assets Portfolio. The following chart lists the investment adviser and subadviser and the investment objective of the Voya Government Assets Portfolio. More detailed information can be found in the current prospectus and Statement of Additional Information for this fund.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

Voya Government Liquid Assets Portfolio
 	
   Investment Adviser: Voya Investments, LLC
 	
   Subadviser: Voya Investment Management Co. LLC
	Seeks high level of current income consistent with the preservation of capital and liquidity.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:


Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066


If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.